UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

           ------------------------------------------

                          SCHEDULE 13D

                        (Amendment No.33)

            Under the Securities Exchange Act of 1934

                       WMS INDUSTRIES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           969-901-107
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                       November 17, 2003
     (Date of Event which Requires Filing of this Statement)


             ---------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 969-901-107
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
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(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
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(6)  Citizenship or Place of Organization      United States
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Number of           (7)  Sole Voting Power                   0*
  Shares		----------------------------------------
Beneficially        (8)  Shared Voting Power                 0*
 Owned by		----------------------------------------
   Each             (9)  Sole Dispositive Power      4,765,300***
Reporting		----------------------------------------
Person With         (10) Shared Dispositive Power    3,483,900**
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    8,249,200**
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
			28.06 percent
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                           IN
-----------------------------------------------------------------


*Voting power subject to Voting Proxy Agreement described in
 Item 6 of Amendment No. 19 to this Statement.


**Includes shares owned by National Amusements, Inc.

*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No. 969-901-107
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization        Maryland
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power          0*
  Shares		----------------------------------------
Beneficially        (8)  Shared Voting Power        0*
Owned by		----------------------------------------
   Each             (9)  Sole Dispositive Power     0
Reporting		----------------------------------------
Person With         (10) Shared Dispositive Power   3,483,900
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    3,483,900
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 11.85
                                                      percent
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)        CO
-----------------------------------------------------------------



*Voting power subject to Voting Proxy Agreement,described in Item
 6 of Amendment No. 19 to this Statement.

Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 33 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

	  The purchases of Common Shares by Mr. Sumner M. Redstone have been made by using his personal funds as well as through margin and cash accounts at Bear Stearns.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby amended as follows:

   (a) NAI is currently the beneficial owner, with shared dispositive and no voting power, of 3,483,900 Common Shares, or approximately 11.85%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of November 7, 2003).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and no voting power, of 4,765,300 Common Shares, or approximately 16.21%, of the issued and outstanding Common Shares of the Issuer
        (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 7, 2003). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 8,249,200 Common Shares, or approximately 28.06% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 7, 2003).

   The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of Amendment No. 19 of this Statement.


   (c) Transactions effected since the filing of the Statement on Schedule 13 D Amendment Number 32 filed with the SEC on May 20, 2003:
        All transactions were executed by Bear Stearns, New
        York, N.Y.

	DATE	     NO.SHARES	PRICE
	11/11/2003	200	23.57
	11/11/2003	1,200	23.58
	11/11/2003	500	23.59
	11/11/2003	700	23.60
	11/11/2003	100	23.61
	11/11/2003	1,500	23.62
	11/11/2003	500	23.64
	11/11/2003	1,800	23.65
	11/11/2003	1,500	23.70
	11/11/2003	100	23.71
	11/11/2003	1,000	23.79
	11/11/2003	200	23.80
	11/11/2003	5,200	23.81
	11/12/2003	5,000	24.00
	11/12/2003	400	24.03
	11/12/2003	900	24.06
	11/12/2003	500	24.12
	11/12/2003	600	24.29
	11/12/2003	1,100	24.30
	11/12/2003	700	24.34
	11/12/2003	1,200	24.36
	11/12/2003	1,300	24.37
	11/12/2003	1,600	24.38
	11/12/2003	1,000	24.39
	11/12/2003	4,400	24.40
	11/12/2003	1,400	24.41
	11/12/2003	1,000	24.43
	11/12/2003	600	24.44
	11/12/2003	1,800	24.45
	11/12/2003	1,600	24.46
	11/12/2003	300	24.47
	11/12/2003	1,400	24.48
	11/12/2003	1,900	24.49
	11/12/2003	100	24.51
	11/12/2003	300	24.52
	11/12/2003	400	24.54
	11/12/2003	900	24.56
	11/12/2003	400	24.58
	11/12/2003	400	24.59
	11/12/2003	900	24.60
	11/12/2003	1,900	24.61
	11/12/2003	500	24.62
	11/12/2003	100	24.64
	11/12/2003	500	24.65
	11/12/2003	1,100	24.70
	11/12/2003	5,000	24.73
	11/13/2003	3,900	24.41
	11/13/2003	1,500	24.42
	11/13/2003	1,500	24.43
	11/13/2003	1,500	24.44
	11/13/2003	2,300	24.45
	11/13/2003	1,900	24.46
	11/13/2003	800	24.47
	11/13/2003	1,800	24.48
	11/13/2003	300	24.49
	11/13/2003	9,900	24.50
	DATE	     NO.SHARES	PRICE
	11/13/2003	300	24.51
	11/13/2003	200	24.52
	11/13/2003	1,400	24.53
	11/13/2003	2,000	24.54
	11/13/2003	600	24.55
	11/13/2003	2,900	24.56
	11/13/2003	600	24.57
	11/13/2003	1,000	24.58
	11/13/2003	5,400	24.60
	11/13/2003	8,500	24.70
	11/14/2003	100	24.25
	11/14/2003	1,200	24.26
	11/14/2003	800	24.27
	11/14/2003	1,000	24.28
	11/14/2003	600	24.30
	11/14/2003	400	24.31
	11/14/2003	2,000	24.32
	11/14/2003	2,000	24.33
	11/14/2003	1,100	24.34
	11/14/2003	100	24.36
	11/14/2003	1,400	24.37
	11/14/2003	800	24.39
	11/14/2003	3,700	24.40
	11/14/2003	1,200	24.41
	11/14/2003	600	24.42
	11/14/2003	2,100	24.43
	11/14/2003	1,700	24.44
	11/14/2003	400	24.45
	11/14/2003	1,600	24.46
	11/14/2003	2,000	24.47
	11/14/2003	13,000	24.50
	11/14/2003	7,000	24.51
	11/14/2003	3,100	24.52
	11/14/2003	600	24.57
	11/14/2003	400	24.58
	11/14/2003	600	24.68
	11/17/2003	300	23.80
	11/17/2003	400	23.83
	11/17/2003	800	23.84
	11/17/2003	300	23.85
	11/17/2003	1,000	23.88
	11/17/2003	500	23.91
	11/17/2003	100	23.93
	11/17/2003	400	23.95
	11/17/2003	200	23.96
	11/17/2003	1,000	23.97
	11/17/2003	800	23.98
	11/17/2003	1,900	23.99
	11/17/2003	800	24.00
	11/17/2003	500	24.02
	11/17/2003	2,800	24.04
	11/17/2003	100	24.05
	11/17/2003	500	24.08
	11/17/2003	1,000	24.10
	11/17/2003	2,000	24.11
	11/17/2003	1,000	24.12

	DATE	    NO.SHARES	PRICE
	11/17/2003	300	24.14
	11/17/2003	5,400	24.15
	11/17/2003	800	24.18
	11/17/2003	300	24.19
	11/17/2003	4,700	24.23
	11/17/2003	2,700	24.25
	11/17/2003	2,300	24.26
	11/17/2003	2,400	24.27
	11/17/2003	3,700	24.30
	11/17/2003	200	24.31
	11/17/2003	500	24.32


Item 7.   Material to Be Filed as Exhibits
          --------------------------------


      A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.

                           Signatures
                           ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

November 18,2003                   /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.

                                   By:   /s/ Sumner M. Redstone
                                         ----------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer

                                             Exhibit 1


                     JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the
Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                            ------------------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                            ------------------------------
                              Sumner M. Redstone
                               Individually